James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 9 October 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 6 October 2023. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett. EXHIBIT 99.2

Mitsubishi UFJ Financial Group
7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan
Tel.03-3240-8111
www.mufg.jp

James Hardie Industries PLC
Group Company Secretary
1st Floor, Block A,
One Park Place,
Upper Hatch Street, Dublin 2,
D02 FD79, Ireland

6th October 2023

Dear Sir/Madam,

Re: Disclosure of Holding above 3% Threshold.

Mitsubishi UFJ Financial Group, Inc. ("MUFG") on behalf of its subsidiaries: First Sentier Investors (Australia) IM Ltd, First Sentier Investors Realindex Pty Ltd, First Sentier Investors (Australia) RE Ltd, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Kokusai Asset Management Co., Ltd. have a requirement to make subsequent disclosure under Section 1048/1050 of the Companies Act 2014.

These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 3.04% ordinary share capital, as at 4th October, 2023. This is based upon a total of 13,327,372 shares held and a total of 437,772,838 voting rights on issue.

The holdings dissection between entities within MUFG after notification obligation on 4th October 2023 are as follows.

Entity	Number of Securities	% of the Total Issued Securities of the Class
First Sentier Investors (Australia) IM Ltd	9,873,319	2.26%
First Sentier Investors Realindex Pty Ltd	2,513,083	0.57%
Mitsubishi UFJ Trust and Banking Corporation	753,005	0.17%
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	179,048	0.04%
First Sentier Investors (Australia) RE Ltd	8,917	0.00%
Total	13,327,372	3.04%

(Note: Tallying up the individual entity's percentage may not match the total percentage.)

Thank you for your attention in this matter. Yours Faithfully, …………………………………………. Signature Name and Title: Riyuuichirou Sakuma Managing Director Deputy Head of Credit Policy & Planning Division Mitsubishi UFJ Financial Group, Inc.